EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

This Expense Limitation Agreement (the “Agreement”), is made and entered into effective as of August 1, 2016, by and between the Ultimus Managers Trust, an Ohio business trust (the “Trust”), on behalf of each series of the Trust set forth on Schedule A attached hereto (individually the “Fund” and collectively, the “Funds”), a series of shares of the Trust, and Ladder Capital Asset Management LLC, a Delaware limited liability company (the “Adviser”).

Whereas, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund; and

Whereas, the Fund may, from time to time, invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (“ETFs”), such underlying investments collectively referred to herein as “Acquired Funds”;

Now, therefore, the Trust and the Adviser hereby agree as follows:

1.          The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of the Fund, through the expiration date listed in Schedule A, to the extent necessary to limit the total operating expenses of each class of shares of each Fund (exclusive of portfolio transaction and other investment-related costs (including brokerage costs); taxes; interest, costs to organize the Fund; Acquired Fund Fees and Expenses; extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business; and amounts, if any, payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act), to the amount of the “Maximum Operating Expense Limit” applicable to the Fund on Schedule A.

2.         The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone by the Adviser through limitation or reimbursed by the Adviser pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of portfolio transaction and other investment-related costs (including brokerage costs); taxes; interest, costs to organize the Fund; Acquired Fund Fees and Expenses; extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business; and amounts, if any, payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the 1940 Act), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of portfolio transaction and other investment-related costs (including brokerage costs), taxes, interest, costs to organize the Fund, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a distribution/service plan adopted in accordance with Rule 12b-1 under the 1940 Act) do not exceed the above-referenced “Maximum Operating Expense Limit” for the Fund.

Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. Notwithstanding anything to the contrary in this Agreement, in no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

To determine the Adviser’s liability for fee reductions or expense reimbursements, each month each Fund’s operating expenses is annualized as of the last day of the month. If, for any month, a Fund’s annualized operating expenses exceed the Maximum Operating Expense Limit of such Fund, the Adviser shall reduce its advisory fee for such month by an amount, or remit an amount to the appropriate Fund or share class, sufficient to lower the annualized fund operating expenses to an amount no higher than the Maximum Operating Expense Limit; provided, however, that any reduction of the advisory fee is applied equally across the classes, if any, of the Fund.

3.          This Agreement with respect to the Fund shall continue in effect until the expiration date listed in Schedule A and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice 90 days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. Any termination pursuant to this paragraph 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. Notwithstanding the foregoing, if the Advisory Agreement with respect to a Fund is terminated, this Agreement will terminate automatically as to such Fund as of the date of termination of such Advisory Agreement. Upon termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement.

4.          The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Ultimus Managers Trust, on behalf of the Fund listed on Schedule A		Ladder Capital Asset Management LLC

By:	/s/ David R. Carson	By:	/s/ Thomas Harney
Name:	David R. Carson	Name:	Thomas Harney
Title:	President	Title:

SCHEDULE A
to
EXPENSE LIMITATION AGREEMENT
Between
ULTIMUS MANAGERS TRUST
And
LADDER CAPITAL ASSET MANAGEMENT, LLC

Fund Name	Share Class	Maximum Operating Expense Limit*	Expiration Date
Ladder Select Bond Fund	Advisor	0.95%	July 31, 2019
	Institutional	0.95%	July 31, 2019

*	Expressed as a percentage of a Fund’s average daily net assets.